MORGAN STANLEY FX SERIES FUNDS

522 Fifth Avenue

New York, NY 10036

February 28, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry Greene, Division of Investment Management

Re:

Morgan Stanley FX Series Funds

(File Nos. 333-140930 and 811-22020)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley FX Series Funds (the “Fund”) filed with the Securities and Exchange Commission on December 21, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 5 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 28, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.

Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.

  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.

Supplementally explain how the concept of Value at Risk or VaR is relevant to the Fund’s objective of total return and the amount of possible loss.

Response 2.

  The FX Alpha Strategy Portfolio attempts to target an estimated Value at Risk (“VaR”) of 2.50% (6% in the case of the FX Alpha Plus Strategy Portfolio).  VaR is a measure used to estimate the maximum value of a portfolio that can be lost over a specified time period given a specific probability under normal conditions.  Accordingly, management of the Portfolio is designed so that under normal market conditions with a confidence level of 95%, the FX Alpha Strategy Portfolio should not lose more than 2.5% of its net asset value (6% in the case of FX Alpha Plus Strategy Portfolio) in a given 12-month period.  The VaR is recalculated daily based on each Portfolio’s then current net asset value.  VaR is a risk measurement utilized by the Investment Adviser to attempt to limit potential losses in the Portfolios and thereby enhance total return concurrent with the utilization of the Investment Adviser’s overall investment strategy in managing the Portfolios for total return.  The VaR for each Portfolio has been set at a level that corresponds to the performance fee thresholds in order to insure that the Investment Adviser does not take excessive risks in pursuit of a performance fee and that the Investment Adviser is rewarded only to the extent performance provides added value given the risks assumed.  There is no guarantee that the Investment Adviser’s and Sub-Adviser’s use of such VaR measurements will be successful and result in lower targeted losses.

Comment 3.

Consider adding disclosure regarding sub-prime mortgages, if applicable, to the extent the Fund invests in or is exposed to these securities.

Response 3.

 In light of the securities in which the Fund invests the current disclosure is sufficient.

Comment 4.

In the “Fees and Expenses” section of the Prospectus, include disclosure relating to the Fund’s investments in other investment companies, as required by Item 3(f) of Form N-1A.

Response 4.

 We confirm that the Fund’s investments in other investment companies do not require the disclosure referred to in Item 3(f).

Comment 5.

In the “Fees and Expenses” section of the Prospectus, in footnote 5, please clarify what is meant by “the end of the 13th month”.

Response 5.

 The reference is to the 13th month after the Fund’s inception.  The requested revision has been made.

Comment 6.

In the paragraph “Order Processing Fee”, if an affiliate receives a fee, please so disclose.

Response 6.

 We respectfully acknowledge the comment, but this Fund, unlike other Morgan Stanley funds, is sold by a number of selling firms, which may or may not include an affiliate of the Fund’s adviser.

Comment 7.

Please consider clarifying your current disclosure relating to frequent purchases and redemptions of Fund shares, specifically your disclosure in respect of trades that occur through omnibus accounts at intermediaries, so that it complies with Item 6(e) of Form N-1A and Release No. IC-27504.

Response 7.

   We respectfully acknowledge the comment; however, we believe that the current disclosure in the Prospectus complies with Item 6(e) of Form N-1A and Release No. IC-27504.  The disclosure in the sections titled “Frequent Purchases and Redemptions of Fund Shares” and “How to Sell Shares--Redemption Fee” describes in detail the Fund’s policies and procedures to discourage and deter frequent purchases and redemptions of Fund shares, including its policies and procedures with respect to trades that occur through omnibus accounts at intermediaries, and the assurances, agreements and information that these intermediaries are required to provide to the Fund in enforcing the Fund’s policies and procedures.  In addition, the disclosure in the section titled “How to Sell Shares--Redemption Fee” discusses the implementation of a redemption fee to protect the Fund’s shareholders from the effects of short-term trading and the potential limitations of the redemption fee on transactions that occur through omnibus accounts at financial intermediaries.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6991.  Thank you.

Sincerely,

/s/ Joanne Doldo

Joanne Doldo